

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 7010

March 19, 2009

By U.S. Mail and Facsimile

Lawrence T. Bell
General Counsel
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

Re: Ecolab Inc.
Form 10-K for Fiscal Year Ended
December 31, 2007
Proxy Statement on Schedule 14A
Filed on March 19, 2008
File No. 1-09328

Dear Mr. Bell:

We have reviewed your response letter dated March 11, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 27

1.   We note your responses to prior comment letters that you will disclose your business unit performance targets and EPS goals to the extent that you have such targets for named executive officers and they are material.   We further note your response to prior comment 2 in your letter dated January 12, 2009 that individual performance goals are not material to an understanding of the compensation paid to executives.

It appears that each of your three specific annual cash incentive targets, (1) business unit performance targets, (2) EPS goals and (3) individual performance goals, for your named executive officers are material because they are significant factors in determining the amount of compensation paid to your named executive officers. See Items 402(b)(2)(v) and (vii) of Regulation S-K. In future filings, please disclose these specific incentive targets for each of your named executive officers.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Sarah Z. Erickson (v*ia facsimile 651/ 293-2573)*
       Associate General Counsel
       Ecolab Inc.